CHILDS ADVISORY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF MARCH 31, 2016

NET CAPITAL:	
Total member's equity	$ 5,477,280
Less:	
Accounts receivable - non-allowable, net of related commissions payable of $18,450	(617,585)
Prepaid expenses and other assets	(159,493)
Property and equipment	(208,354)
	(985,432)
Net capital before haircuts	4,491,848
Less haircuts	-
Net capital	4,491,848
Minimum net capital required	75,569
Excess net capital	$ 4,416,279
Aggregate indebtedness (total liabilities)	$ 1,133,533
Net capital based on aggregate indebtedness	$ 75,569
Ratio of aggregate indebtedness to net capital	.25 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2016

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as computed above.